Broadway at Armour / Box 219139 / Kansas City, Missouri 64121-9139

Telephone: (816) 753-7000

November 8, 2006

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Re:	Kansas City Life Insurance Company
Form 10-K for fiscal year ended December 31, 2005
Form 10-Q for the quarter ended March 31, 2006
File No. 002-40764

Attachment: Pro Forma of 2005 Form 10-K Segment Footnote -- revised for comments

Dear Mr. Rosenberg,

We responded to your letter of June 30, 2006 with our response letter dated and filed as of August 11, 2006. Subsequently, we have had discussions over the phone with Frank Wyman, Staff Accountant, on two different occasions - September 19, 2006 and November 7, 2006. On both occasions, our discussions with Mr. Wyman centered around the issue of Segment Reporting in regard to Footnote 8 on page 56 of the Company's 2005 Form 10-K filing. In our discussions, we agreed to provide further disclosure of "customer revenues." Specifically, we agreed to provide a tabular reconciliation of customer revenues and an explanation of why this measure is preferable to insurance revenues in segment reporting in accordance with SFAS 131. Further, we agreed to provide a pro forma of the 2005 Form 10-K Footnote 8, Segment Reporting.

The pro forma schedule is attached for your review. We plan to utilize this pro forma approach when we prepare the 2006 year-end filing of Form 10-K.

In connection with our response, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In our phone discussion with Mr. Wyman, he indicated that this follow up letter would resolve the comments of the Commission as originally communicated in your letter of June 30, 2006. As you are aware, Item 1B of Form 10-K requires a registrant to disclose unresolved comments from the Commission staff. We respectfully request a closure letter so that we can confirm that there are no unresolved comments from the Commission.

We thank you for the opportunity to respond to the comments of the Commission. If you have questions, please contact me at (816) 753-7299, extension 8216.

Sincerely,

/s/Tracy W. Knapp

Tracy W. Knapp

Senior Vice President, Finance

attachment

ATTACHMENT: Pro Forma of 2005 Form 10-K Segment Footnote – revised for comments

8. SEGMENT INFORMATION

The Company has three reportable business segments, which are defined based on the nature of the products and services offered: Individual Insurance, Group Insurance and Old American. The Individual Insurance segment consists of individual insurance products for both Kansas City Life and Sunset Life. The Individual Insurance segment is marketed through a nationwide sales force of independent general agents. The Group Insurance segment consists of sales of group life, group disability, stop loss and dental products. This segment is marketed through a nationwide sales force of independent general agents, group brokers and third-party marketing arrangements. Old American consists of individual insurance products designed primarily as final expense products. These products are marketed through a nationwide general agency sales force with exclusive territories, using direct response marketing to supply agents with leads.

As of year-end 2005, the Company’s reportable segments have been redefined from prior reports where Sunset Life was identified and reported as a separate operating segment. In this and future reports, the results of Sunset Life are combined with the individual insurance business of Kansas City Life, into the Individual Insurance segment. To improve the efficiency of marketing efforts, the Sunset Life sales force has been integrated into the Kansas City Life sales force by appointing Sunset Life agents as agents of Kansas City Life effective January 1, 2006. While Sunset Life will continue as a life insurance company with its current block of business, its operating results are combined with the individual insurance business of Kansas City Life since the nature of the products and services, the types of customers and distribution methods are essentially the same as that of Kansas City Life. The segment reporting of prior years has been restated for the change in the reportable segments.

Insurance revenues, as shown in the Consolidated Statements of Income, consist of premiums and contract charges, less reinsurance ceded. Other revenues include other sources of customer revenue, such as supplemental contract considerations, accumulated policyholder dividend receipts and third-party administrative and service fees related to the Company's Group Insurance Segment. It is preferable to consider the sum of both insurance revenues and other revenues in evaluating total revenues from all customer relationships and we define this as "customer revenues" for segment reporting purposes. Customer revenues are added to net investment income and realized investment gains (losses) to reconcile to the Company's total revenues.

Separate investment portfolios are maintained for each of the three life insurance companies of the Company. However, investments are allocated to the Group Insurance segment based upon its cash flows. Home office functions are fully integrated for the three companies in order to maximize economies of scale. Therefore, operating expenses are allocated to the segments based upon internal cost studies, which are consistent with industry cost methodologies.

Inter-segment revenues are not material. The Company operates solely in the United States and no individual customer accounts for 10% or more of the Company's revenue.

	Individual	Group	Old
	Insurance	Insurance	American	Total
2005:
Insurance revenues	$132,162	$40,870	$66,007	$239,039
Other revenues	9,641	661	10	10,312
Customer revenues	141,803	41,531	66,017	249,351
Net investment income	181,311	233	13,064	194,608
Realized investment gains (losses)	6,488	-	(375)	6,113
Total revenues	329,602	41,764	78,706	450,072

Policyholder benefits	105,810	25,950	44,449	176,209
Interest credited to policyholder account balances	92,121	-	-	92,121
Amortization of deferred acquisition costs
and value of business acquired	29,011	-	13,418	42,429
Operating expenses	56,638	19,220	13,830	89,688
Total benefits and expenses	283,580	45,170	71,697	400,447

Income (loss) before income tax expense (benefit)	46,022	(3,406)	7,009	49,625
Income tax expense (benefit)	12,383	(1,022)	2,080	13,441
Segment net income (loss)	$33,639	$(2,384)	$4,929	$36,184

Segment assets	4,171,183	6,671	381,165	4,559,019
Interest expense	1,824	-	593	2,417

2004:
Insurance revenues	$139,892	$42,383	$67,826	$250,101
Other revenues	6,155	2,313	-	8,468
Customer revenues	146,047	44,696	67,826	258,569
Net investment income	184,393	323	13,259	197,975
Realized investment gains (losses)	46,026	-	(97)	45,929
Total revenues	376,466	45,019	80,988	502,473

Policyholder benefits	113,054	27,959	44,142	185,155
Interest credited to policyholder account balances	96,497	-	-	96,497
Amortization of deferred acquisition costs
and value of business acquired	29,779	-	13,698	43,477
Operating expenses	61,270	19,710	14,681	95,661
Total benefits and expenses	300,600	47,669	72,521	420,790

Income (loss) before income tax expense (benefit)	75,866	(2,650)	8,467	81,683
Income tax expense (benefit)	22,761	(795)	2,030	23,996
Segment net income (loss)	$53,105	$(1,855)	$6,437	$57,687

Segment assets	4,250,635	4,858	410,653	4,666,146
Interest expense	1,797	-	396	2,193

	Individual	Group	Old
	Insurance	Insurance	American	Total
2003:
Insurance revenues	$153,790	$49,618	$69,236	$272,644
Other revenues	6,546	2,752	89	9,387
Customer revenues	160,336	52,370	69,325	282,031
Net investment income	180,598	281	13,884	194,763
Realized investment gains (losses)	(25,013)	-	(4,267)	(29,280)
Total revenues	315,921	52,651	78,942	447,514

Policyholder benefits	123,696	35,727	48,491	207,914
Interest credited to policyholder account balances	92,278	-	-	92,278
Amortization of deferred acquisition costs
and value of business acquired	26,389	-	14,035	40,424
Operating expenses	62,025	22,644	12,998	97,667
Total benefits and expenses	304,388	58,371	75,524	438,283

Income (loss) before income tax expense (benefit)	11,533	(5,720)	3,418	9,231
Income tax expense (benefit)	(4,538)	(1,716)	692	(5,562)
Segment net income (loss)	$16,071	$(4,004)	$2,726	$14,793

Segment assets	4,126,389	6,731	416,567	4,549,687
Interest expense	2,182	-	428	2,610

Enterprise-Wide Disclosures
	2005	2004	2003
Customer revenues by line of business:
Traditional individual insurance products, net	$82,763	$91,569	$112,629
Interest sensitive products	97,506	98,415	93,023
Variable life insurance and annuities	17,239	17,295	16,983
Group life and disability products, net	41,531	42,822	50,009
Group ASO services	-	1,672	2,191
Other	10,312	6,796	7,196
Total	$249,351	$258,569	$282,031